SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2008
Commission File Number: 000-30540
GIGAMEDIA LIMITED
207 Tiding Blvd — Section 2
Taipei, Taiwan (R.O.C.)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b) :82-          .)

Signatures
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3
Exhibit 99.4

GIGAMEDIA LIMITED is submitting under cover of Form 6-K:
1.	GigaMedia Third-Quarter 2008 Financial Results (attached hereto as Exhibit 99.1)

2.	GigaMedia Adds New Casino Games (attached hereto as Exhibit 99.2)

3.	GigaMedia to Announce Third-Quarter 2008 Results (attached hereto as Exhibit 99.3)

4.	GigaMedia Completes Sale of Legacy ISP Business (attached hereto as Exhibit 99.4)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: November 21, 2008	By:	/s/ Thomas T. Hui
(Signature)
	Name:	Thomas T. Hui
	Title:	President and Chief Operating Officer